SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2003

Telefónica Holding of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica Holding de Argentina S.A.

Tucumán 1, 18th Floor

1049 Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:    ☒                Form 40-F:    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:    ☐                No:    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:    ☐                No:    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:    ☐                No:    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
R ule 12g3-2(b): 82-

TABLE OF CONTENTS

Item

1.

English translation of the letter filed with the Buenos Aires Stock Exchange regarding board approval of financial statements and supplementary documentation corresponding to the fiscal year ended as of December 31, 2002.

2.	English translation of the letter filed with the Buenos Aires Stock Exchange regarding capital stock composition.

Buenos Aires, February 24th, 2003.

Messrs.

Bolsa de Comercio de Buenos Aires

Re.: Information about Section 62, Listing Regulations.

Dear Sir:

We are writing to you in compliance with the provisions set forth in Section No. 62 of the Listing Regulations, in order to inform you that, at the meeting held on February 21st, 2003, the Company Board of Directors approved the financial statements and supplementary documentation corresponding to the fiscal year ended as of December 31st, 2002.

Therefore, we hereby provide you with the following data (values denominated in legal tender as of December 31st, 2002 and in million pesos):

1)	Fiscal year Income(loss)

	— Ordinary Income(loss)	$(2,062,752,241)
	— Extraordinary Income(loss)	—

2)	Breakdown of Stockholders’ Equity divided by items and amounts:

	— Capital Stock (par value)	$404,729,360
	— Capital Stock integral adjustment	$478,430,326
	— Premium	$171,040,185
	— Irrevocable contributions	$2,000,00
	— Irrevocable contributions integral adjustment	$2,364,199
	— Other contributions	$18,539,527
	— Legal reserve	$70,473,767
	— Provision for future dividend	$—
	— Retained earnings	$(2,157,466,941)

	Total Stockholders’ Equity	$(1,009,889,577)

3)	Proposal for earnings allocation:

	— Previous fiscal year retained earnings	$(53,672,293)
	— Period adjustment for valuation of investments in Companies, Section 33, Law No. 19.550 and related sections.	$(41,042,407)
	— Fiscal Year Income(loss)	$(2,062,752,241)
	— Retained earnings as of December 31st, 2002	$(2,157,466,941)

The Board of Directors will put forward the allocation of Retained Earnings to the Shareholders’ Meeting.

The Company will not distribute profits or dividend. Additionally, the Board of Directors has not put forth any proposal for capitalization of earnings, capital monetary adjustments, or other adjustments.

4)	The impact of the peso devaluation on the consolidated net monetary position in foreign currency –net of the income (loss) for exposure to inflation- amounted to a loss of $ 581 million.

5)	Further to the provisions stated in General Resolution No. 398 of the C.N.V., the translation differences added to the assets act as an advance recognition of the currency purchasing power variation, and will be included in the book value restatement of the assets eligible for the translation difference application. In this respect, the translation difference residual value, applicable pursuant to the provisions set forth in General Resolution MD 3/2002, as of December 31st, 2002, was absorbed by the value of those assets restated in legal tender, since the inflation ratio is applied to the values of accounting costs immediately prior to the application stated in that resolution.

Yours sincerely,

Pablo Llauró

Attorney

Buenos Aires, February 24th, 2003.

Messrs.

Bolsa de Comercio de Buenos Aires

Re.:    Information about Section 62, Listing Regulations.

Dear Sir:

We are writing to you on behalf of Telefónica Holding de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with the provisions set forth in the Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange] Regulations for the authorization, suspension, withdrawal and cancellation of securities listings in order to provide the information supplementary to that submitted today in connection with Section No. 62 of the Listing Regulations.

In this connection, please find below a description of the Company capital stock composition:

Class A Common Stock (5 votes)	Class B Common Stock (1 vote)	Company Capital Stock

30,427,328 (7.52% of capital stock)	374,302,032 (92.48% of capital stock)	404,729,360

The table below shows the number of shares which do not belong to the Company controlling stockholder or group at the closing date of the annual financial statements.

Shareholder	Class A Common Stock (5 votes)	Class B Common Stock (1 vote)	Total Stocks	% of Company Capital Stock

Public	—	173,885 (0.046% of Class B Common Stock)	173,885	0.043%

Total	30,427,328	374,302,032	404,729,360	100%

Yours sincerely,

Pablo Llauró

Attorney

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA HOLDING DE ARGENTINA S.A

By:	/S/ PABLO LLAURÓ
	Name: Title:	Pablo Llauró Assistant General Counsel

Date:    February 27, 2003